EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

December 22, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Joe McCann, Esq., Office of Life Sciences

Re:	Mystic Holdings, Inc.
Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed December 4, 2020
File No: 024-11093

Ladies and Gentlemen:

On behalf of Mystic Holdings, Inc., a Nevada corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 4 (“Amendment No. 4”) to the captioned Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A (“Amendment No. 3”), including one complete copy of the exhibits listed in Amendment No. 3 as filed therewith.

Amendment No. 4 responds to the comments received from the staff of the SEC in its comment letter dated December 15, 2020, with respect to Amendment No. 3 filed by the Company on December 4, 2020.

Courtesy copies of this letter and Amendment No. 4, together with all exhibits, are being provided directly to the staff for its convenience (attention: Joe McCann, Esq.) in the review of the foregoing documents. To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. Except as specified otherwise, all page numbers referred to in this letter correspond to the page numbers of Amendment No. 4.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

Mystic Holdings Financial Statements

December 31, 2019 Financial Statements

Note 22: Stock Option, page F-26

1.	Please explain to us why the stock options issued on September 30, 2019 were not previously disclosed. Also, please explain to us what you mean by the disclosure that the options “may not be outstanding at each year end.” In this regard, we note that if they were issued but since none were exercised, cancelled or expired as of December 31, 2019, and noting the options are not exercisable until after two years from the date of grant, then it appears those options would be outstanding at year end. Please revise the same footnote on page F-47 to update the option rollforward through June 30, 2020.

Response: The options were approved by the board and issued on September 30, 2019. However, at the time the Company believed that the options were not required to be accounted for in the financial statements for the year ended December 31, 2019 until the Stock Split (as defined in our response to comment 4) was effected. As discussed in our response to comment 4, the Company initially filed the Certificate of Amendment to the Articles of Incorporation to effect the Stock Split on September 10, 2020. Following the auditor’s review of the Stock Split filing, the auditor determined that the stock options should be presented in the audited financial statements for the year ended December 31, 2019, and the financial statements were revised accordingly.

Separately, we note that the stock options were disclosed in Part II of the original Offering Statement on Form 1-A that was qualified on March 20, 2020 (the “Original Offering Circular”), and in the exhibits in Part III of the original Offering Statement, although they were omitted from the F-pages. Please see (i) “Executive Compensation – Outstanding Equity Awards at Fiscal Year End” on page 53 of the Original Offering Circular; (ii) footnotes to the beneficial ownership table under “Security Ownership of Management and Certain Security Holders” on pages 55 and 56 of the Original Offering Circular; and (iii) Exhibit 6.10 – Form of Mystic Holdings, Inc. Incentive Stock Option Agreement, included as an exhibit in Part III of the original Offering Statement.

The statement in the notes to financial statements that the options “may not be outstanding at each year end” was meant to indicate that the options could not yet be exercised until 2021 and therefore would not impact the number of outstanding shares as of December 31, 2019 and June 30, 2020. In consideration of the SEC’s comment, we have revised the disclosure (as shown on pages F-26 and F-47).

The footnote on page F-47 has been revised accordingly to reflect the option rollforward through June 30, 2020.

December 22, 2020

Note 24: Subsequent Events, page F-27

2.	We have read your response and revision related to comment 3 in our letter dated November 23, 2020. Given the share amounts previously disclosed, it is not clear how the following revised amounts reflect a stock split ratio of 14,350 to 1:

●	$0.0001036 par value per share at December 31, 2019 (page F-4) and at June 30, 2020 (page F-30);
●	70,000,000 shares issued at December 31, 2019 (page F-4) and at June 30, 2020 (page F-30);
●	2,375 treasury shares at December 31, 2019 (page F-4) and at June 30, 2020 (page F-30);
●	69,739,382 shares beginning balance at January 1, 2019, beginning balance at January 1, 2018 and ending balance at December 31, 2018 (page F-6);
●	260,618 shares issued during 2019 (page F-6);
●	70,000,000 shares ending balance at December 31, 2019 (page F-6);
●	70,000,000 shares beginning balance at January 1, 2020 and ending balance at June 30, 2020 (page F-32);
●	7,226 shares beginning balance at January 1, 2019 and ending balance at June 30, 2019 (page F-32); and
●	2,375 shares of treasury stock at January 1, 2019 and June 30, 2019 (page F-32).

Please revise accordingly.

Response: We have revised the restated audited financial statements of Mystic Holdings, Inc. and Affiliates for the years ended December 31, 2019 and 2018 (shown on pages F-4 and F-6), the unaudited financial statements of Mystic Holdings, Inc. and Affiliates for the six months ended June 30, 2020 and 2019 (shown on pages F-30 and F-32), and the pro forma unaudited financial statements for the year ended December 31, 2019 (shown on page F-91) to correctly reflect the stock split effected with a split ratio of 14,350.143 to 1.

3.

You state in response to comment 3 that you evaluated the effect of the stock split on short term debt, long term debt and convertible debentures and concluded no changes to such debt obligations were required in response to the stock split. Please confirm there are no anti-dilutive clauses in the agreements that would require a retroactive change. In this respect we note no changes have been made to the share amounts in the line Note Payable to Qualcan Canada in Note 13 on pages F-20 and F-45. In addition, we note reference on page F-21 that adjustments may be made to the conversion price of the debentures in the case of a stock split. Please revise the disclosures to reflect the correct number of shares pursuant to the 14,350:1 stock split or advise us as to why no changes are required. Regarding the footnote disclosure to the pro forma information for convertible debentures, please revise the share amounts included in Note 5 on page F-90 as necessary to also reflect the stock split.

Response: There are no anti-dilutive clauses in the Note Payable to Qualcan Canada (the “Note”) that require an adjustment to the number of shares of common voting stock of Qualcan Canada into which the Note may be converted as a result of the Stock Split (as defined in our response to comment 4). Likewise, there are no anti-dilutive clauses in the Company’s 8% Convertible Debentures (the “Debentures”) that require an adjustment to the conversion price of the Debentures or the number of shares of common stock of the Company into which the Debentures may be converted as a result of the Stock Split. Though as disclosed on page F-21, the conversion price of the Debentures is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations, the Stock Split did not trigger any such adjustment. At the time of issuance of the Debentures, the Stock Split was planned and the Debentures were issued with the understanding that the Stock Split would take effect and not impact the conversion price under the Debentures – i.e. the conversion price as set forth in the Debentures already accounts for the effect of the Stock Split.

Accordingly, no further adjustment has been made in the financial statements to the number of shares of Qualcan Canada or the Company into which the Note and Debentures are convertible, respectively, following the Stock Split.

4.	You disclose on page F-27 that you filed the Certificate to effect the stock split on September 12, 2020. This date is September 2, 2020 on page F-51. Please revise accordingly to disclose the correct date throughout your filing.

Response: On September 8, 2019, the Company’s Board of Directors authorized (i) a 14,350.143-for-1 split of Mystic common stock, increasing the outstanding shares of Company common stock from 4,878 to 70,000,000 and (ii) an increase in the number of authorized shares of Company common stock from 10,000 to 200,000,000 (the “Stock Split”), which specified that the Stock Split would take effect upon the filing of Amended Articles of Incorporation of the Company.

On September 10, 2020, the Company filed a Certificate of Amendment to the Articles of Incorporation (the “September Certificate”), increasing the number of authorized shares of Company common stock to 200,000,000, in order to effect the Stock Split. However, the Secretary of the State of Nevada informed the Company that since the September Certificate did not indicate a par value, the Company’s filing cost would be higher than anticipated. In response, on December 3, 2020, the Company filed a revised Certificate of Amendment to the Articles of Incorporation, this time with an indicated par value for the shares of $0.001 per share (the “December Certificate”).

The disclosure in the notes to financial statements has been revised to correctly indicate the timing of the filing September and December Certificates (as shown on pages F-20, F-21, F-26, F-27, F-45, F-46, and F-51).

In addition, the notes to financial statements have been revised to show the increase in the authorized shares of the Company common stock to 200,0000,0000 and the adjustment to the par value of the common stock to $0.001 per share as subsequent events (as shown on pages F-27 and F-51). These subsequent events did not require a retroactive adjustment to the audited financial statements for the years ended December 31, 2019 and 2018, the unaudited financial statements for the six months ended June 30, 2020, or the pro forma financial statements.

MediFarm I Financial Statements

Statement of Equity, page F-56

5.	You have revised the Members’ Equity section of the Balance Sheet on page F-54. Please revise the Statements of Changes in Members’ Equity on page F-56 accordingly.

Response: The Statements of Changes in Members’ Equity of MediFarm I LLC have been revised accordingly (as shown on page F-56).

December 22, 2020

16. Subsequent Events, page F-66

6.	You disclose that you evaluated subsequent events “through October 30, 2020, the date these financial statements were issued.” Please revise to correct the date, if true, to December 1, 2020, the date of the audit report on page F-53.

Response: The date of the audit report for the audited financial statements of MediFarm I LLC for the years ended December 31, 2019 and 2018 in Amendment No. 4 and the date through which our auditor evaluated subsequent events for such audit report is December 16, 2020. The disclosure in the audit report and the notes to such audited financial statements has been revised accordingly (as shown on pages F-53 and F-66).

Blum-Desert Inn (a Division of MediFarm LLC) Financial Statements

15. Subsequent Events, page F-78

7.	You disclose that you evaluated subsequent events “through November 27, 2019, the date these financial statements were issued.” Please revise to correct the date, if true, to December 1, 2020, the date of the audit report on page F-67.

Response: The date of the audit report for the audited financial statements of Blum-Desert Inn (a Division of MediFarm LLC) for the years ended December 31, 2018 and 2017 in Amendment No. 4 and the date through which our auditor evaluated subsequent events for such audit report is December 16, 2020. The disclosure in the audit report and the notes to such audited financial statements has been revised accordingly (as shown on pages F-67 and F-82).

Independent Auditor’s Report on Supplemental Information, page F-79

8.	Please have your auditor change the reference to the date of their report from November 27, 2019 to December 1, 2020, if true.

Response: The date of the audit report on supplemental information for the audited financial statements of Blum-Desert Inn (a Division of MediFarm LLC) for the years ended December 31, 2018 and 2017 in Amendment No. 4 is December 16, 2020. The disclosure in the audit report on supplemental information has been revised accordingly (as shown on page F-83).

Blum-Desert Inn June 30, 2019 Financial Statements, page F-81

9.	Please revise to also provide the corresponding period of the prior year. That is, for the balance sheet, also present the information at December 31, 2018. For each of the statements of income, equity and cash flows, also present the period for the six months ended June 30, 2018.

Response: The financial statements of Blum-Desert Inn (a Division of MediFarm LLC) have been revised to include the balance sheet at December 31, 2018 and statements of income, changes in members’ equity and cash flows for the six months ended June 30, 2018 (as shown on pages F-85, F-86, F-87, and F-88).

Unaudited Pro Forma Financial Statements, page F-87

Notes to Unaudited Pro Forma Financial Statements, page F-89

Note 2 - Preliminary purchase price allocation, page F-89

10.

You disclose that the purchase price of Blum-Desert Inn was “adjusted downward to $9.8 million to give an adjustment to inventory acquired as of November 1, 2019. $1.4M of the purchase price was allocated to tangible assets including inventory, $6.9 million of the purchase price was allocated to intangible assets, and the balance of $1.5 million was attributed to goodwill.” However, in the purchase price allocation thereof, the intangible asset allocation is $6.3 million and the goodwill allocation is $2.1 million. Please revise accordingly.

Response: The notes disclosing the purchase price of Blum-Desert Inn have been revised to correctly reflect that the intangible allocation is $6.3 million and the goodwill allocation is $2.1 million (as shown on page F-93).

December 22, 2020

The Company is anxious to complete this financing transaction this month. The Company respectfully requests the staff to review the remaining comment responses on an accelerated basis so that the qualification of the Post-Qualification Offering Statement may occur on or before Thursday, December 24, 2020.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Offering Statement, please do not hesitate to contact Lorenzo Barracco, the Chief Executive Officer of the Company, at (646) 286-9070, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Joe McCann, Esq.
Ms. Mary Mast, Esq.
Mr. Lorenzo Barracco